650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

June 12, 2017

Via EDGAR

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C.  20549
Attention: Russell Mancuso, Branch Chief, Office of Electronics and Machinery
Brian Cascio, Accounting Branch Chief
Caleb French
Li Xiao

Re:	Soleno Therapeutics, Inc. (f/k/a Capnia, Inc.”) Registration Statement on Form S-1
Filed April 21, 2017
File No. 333-217420
Form 8-K Filed April 10, 2017
File No. 001-36593
Dear Mr. Mancuso:
On behalf of Soleno Therapeutics, Inc. (f/k/a Capnia, Inc.) (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated May 16, 2017 and relating to the Company’s Registration Statement on Form S-1 (File No. 333-217420) filed with the Commission on April 21, 2017 (the “Registration Statement”). The Company has also revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter a revised Registration Statement (the “Revised Registration Statement”) which reflects these revisions and updates and clarifies certain other information.
In this letter, we have recited the comments from the Staff in bold italicized type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Revised Registration Statement. Except as otherwise specifically indicated, page references herein correspond to the page of the Revised Registration Statement. References to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

8599978_1.docx
AUSTIN BEIJING BRUSSELS HONG KONG LOS ANGELES NEW YORK PALO ALTO SAN DIEGO
SAN FRANCISCO SEATTLE SHANGHAI WASHINGTON, DC WILMINGTON, DE

U.S. Securities and Exchange Commission
June 12, 2017

Form S-1 Filed April 21, 2017

1.	Plan of Distribution, page 114. Please reconcile your references to Aspire Capital in the third paragraph with the identities of the selling stockholders as disclosed in the table on page 116.
RESPONSE TO COMMENT 1: The Company acknowledges the Staff’s comment and has revised the third paragraph of page 114 of the Revised Registration Statement to remove references to Aspire Capital from the Plan of Distribution. Aspire Capital was a purchaser of the Company’s common stock in a financing that closed concurrently with the purchase of the shares being registered for resale under the Registration Statement. The offering of the shares purchased by Aspire Capital was registered on the Registration Statement filed on Form S-1 and declared effective on February 14, 2017.

2.
Selling Stockholders, page 115. From your disclosure regarding ownership before the offering, it appears that the selling stockholders do not own many of the offered shares. Please revise to clarify the circumstances under which the selling stockholders will acquire the offered shares. In this regard, your disclosure in the last paragraph on page 7 appears to indicate that you have issued in excess of 27 million shares to the selling shareholders; it is unclear how those shares are reflected in the pre-offering ownership disclosed on page 116.

RESPONSE TO COMMENT 2: The Company acknowledges the Staff’s comment and has revised the table of Selling Stockholders on page 116 of the Revised Registration Statement to clarify that the Selling Stockholders own the shares being offered as of prior to the offering of the shares being registered pursuant to the Registration Statement.

3.
Note 14. Subsequent Events, page F-27. We reference the discussion of the significant acquisition of Essentialis on March 7, 2017. Please revise to include the financial statements and pro forma financial information required by Item 11(e) of Part I of the Form S-1 rules and Rule 8-04 and 8-05 of Regulation S-X.

RESPONSE TO COMMENT 3: The Company acknowledges the Staff’s comment and has included on page F-29 through F-47 of the Revised Registration Statement the financial statements and pro forma financial information required by Item 11(e) of Part I of the Form S-1 rules and Rule 8-04 and 8-05 of Regulation S-X.

4.	Item 17. Undertakings, page II-6. Please provide the undertakings required by Regulation S-K Item 512(a)(6).
RESPONSE TO COMMENT 4: The Company acknowledges the Staff’s comment and has Item 17. Undertakings, Page II-6 of the Revised Registration Statement to include the undertakings required by Regulation S-K Item 512(a)(6).

U.S. Securities and Exchange Commission
June 12, 2017

Form 8-K Filed April 10, 2017

5.
Exhibit 99.2 Unaudited Pro Forma Condensed Combined Financial Statements. We note that the recorded value of the assets acquired and the amounts allocated to those assets in the Unaudited Pro Forma Combined Balance Sheet are based on an independent valuation of the fair value of those assets. Please describe to us the nature and extent of the valuation expert’s involvement and management’s reliance on the work of the valuation expert. For guidance, please refer to Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections.

RESPONSE TO COMMENT 5: The Company notes the Staff’s observation relating to the disclosure on the use of an independent valuation specialist. For clarity, the Company engaged a third party valuation specialist solely to assist us in determining the fair value of contingent payments that would become transferrable to the seller in this transaction upon the attainment of certain contractually defined milestones. The Company believes those payments are highly assured and are therefore a component of the value we bargained for in this transaction. The nature and extent of the specialists work principally included (i) engaging in consultations with our management team as to how best to measure the probability of attaining the milestones based in our assertion that the payments are highly assured, and (ii) calculating the carrying amount of the liability using an income approach. The specialist formulated a risk adjusted weighted average cost of capital, which became the basis for measuring the liability at fair value and the aggregate cost of the asset group acquired in this transaction.
Further to the above, the Company reviewed the Commission’s guidance relating to disclosures on the use of experts in Securities Act Statements as stated in Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections. The Company does not believe it is required to “expertise” or seek a written consent based on the limited extent of the specialists work in accordance with Securities Act Section 7(a). This regulation applies only when a report, valuation or opinion of an expert is included or summarized in the registration statement and attributed to the third party and thus becomes "expertised" disclosure for purposes of Securities Act Section 11(a). The Company has therefore removed the disclosure in the pro-forma financial statements included in the Revised Registration Statement to more accurately state that the Company calculated the fair value of the liability with only limited consultation by the third party specialist.

6.
Please provide us your analysis of how you concluded under ASU 2017-01 and ASC 805-10-55 that the Essentialis transaction should be accounted for as an asset acquisition, rather than a business combination. Your analysis should include details of any assets, liabilities, contracts, agreements, employees or other items transferred under this transaction. Please also explain to us how you considered the research and development programs discussed in Note 2 to the Essentialis financial statements included in Exhibit 99.1.

RESPONSE TO COMMENT 6: The Company has noted the Staff’s comment relating to the Company’s analysis of the Essentialis transaction as an asset acquisition rather than a

U.S. Securities and Exchange Commission
June 12, 2017

business combination, and is providing analysis regarding accounting for the Essentialis transaction as an asset acquisition rather than a business combination. In January 2017, the FASB issued ASU 2017-01 “Business Combinations (Topic 805): Clarifying the Definition of a Business”, which clarifies the definition of a business to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of assets or businesses. The standard introduces a screen for determining when assets acquired are not a business and clarifies that a business must include, at a minimum, an input and a substantive process that contribute to an output to be considered a business. The screen requires that when substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets, the set of assets and activities is not a business.
ASU 2017-01 is effective for fiscal years beginning after December 15, 2017, including interim periods within that reporting period. Early application of the amendments in ASU 2017-01 are allowed for transactions for which the acquisition date is before the effective date of the amendments, but only when the transactions have not been reported in the financial statements that have been issued. The Company early adopted ASU 2017-01 for the acquisition of Essentialis, Inc.
In our analysis of the merger we considered both tangible assets acquired and liabilities assumed as of the date of the merger, which were significantly limited and had no post combination effect as to whether we were or were not operating a business, and the existence of any separately identifiable intangible assets. Essentialis had a limited amount of cash and accounts payable at the date of the merger. Accordingly, we determined that Essentialis had no tangible assets that we or any other market participant could conclude would enable an acquirer to conduct a business using inputs or employing processes that would be capable of producing outputs.
Further, Essentialis had one employee, who became an at-will employee of the Company after the merger was completed. This employee is not integral to the future development of any product candidates the Company may produce from the use of the acquired asset group. There were no contracts, agreements or other items transferred to us in this transaction that relate to the operation of a business or would require separate accounting recognition.
Besides the one employee and the immaterial net current assets and liabilities, the Company acquired the following:
DCCR Patent Portfolio
The patent portfolio surrounding DCCR consists of three issued U.S. patents, one allowed U.S. patent and 10 pending U.S. applications. The issued U.S. patents (no.’s 7,572,789, 7,799,777, and 9,381,202) expire in 2026 to 2028, while the allowed patent would expire in 2034. There is also one or more issued patents covering the product in the E.U., Canada, Japan, China, India, Hong Kong and Australia, and numerous patent applications being prosecuted at

U.S. Securities and Exchange Commission
June 12, 2017

the national level in all major pharma markets around the world. The issued patents and pending patent applications include protection of:

•	A large family of salts including diazoxide choline, the active ingredient in DCCR and all pharmaceutical formulations of those salts

•	Specific polymorphs (specific crystalline forms) of salts of diazoxide and all pharmaceutical formulations of those polymorphs

•	Methods of manufacture of diazoxide choline and specific crystalline forms

•	Methods to treat various diseases including a number of aspects of PWS and other rare diseases with DCCR

•	Pharmaceutical formulations of diazoxide

•	Methods to treat various diseases including a number of aspects of PWS and other rare diseases with diazoxide

•	Methods to treat various rare diseases including PWS with KATP channel agonist
The DCCR Patent Portfolio represents the finished product of a long-term development effort that was undertaken by Essentialis and completed prior to the date of the merger. The patent portfolio is separable and capable of being transferred between market participants in the same manner transferred to the Company. Based on this analysis, the Company concluded that it acquired a single identifiable group of intangible assets, and therefore met the screen as defined under ASU 2017-01.
In regards to the research and development programs discussed in Note 2 of the Essentialis financial statements, with the exception of the DCCR program, the Company made a determination that the research and development programs previously undertaken by Essentialis since its inception in 2003 were substantially completed as of the date of the merger and had no value.

7.
You disclose in Notes 2 and 3(a) that you capitalized the entire consideration as patents and intellectual property to be amortized over the legal remaining patent life. However, it appears that the Essentialis product acquired was a clinical stage drug candidate. Please address the following:

•	Tell us how you considered whether any of the purchase price should have been allocated to other assets or in-process research and development.

•	Tell us how your accounting treatment complies with ASC 805-50 and ASC 730-10-25-1.

•	Support your conclusion that the intangible asset you have recorded has alternative future use.

U.S. Securities and Exchange Commission
June 12, 2017

RESPONSE TO COMMENT 7: The Company acknowledges the Staff’s comment regarding amortizing patents and intellectual property over the legal remaining patent life, and has addressed each of the Staff’s comments under the corresponding bullet point set forth below.

•	Tell us how you considered whether any of the purchase price should have been allocated to other assets or in-process research and development.

The Company directs the Staff’s attention to the response to Question 6. In summary, the Company considered both tangible assets acquired and liabilities assumed as of the date of the merger, which were limited to immaterial cash and accounts payable and only one non-essential employee whom was hired under an at-will employment arrangement. There were no contracts, agreements or other items transferred to the Company that could be used to conduct a business and the only separately identifiable intangible assets was the patent portfolio. There were no technology, marketing, customer, artistic or contract based intangibles requiring recognition or measurement at the time of the merger or since.

The Company considered the guidance provided in ASC 805-20 in applying the definition of “Identifiable.” This guidance states that an asset is identifiable if it meets either of the following criteria:

a.
It is separable, that is, capable of being separated or divided from the entity and sold, transferred, licensed, rented, or exchanged, either individually or together with a related contract, identifiable asset, or liability, regardless of whether the entity intends to do so.

b.	It arises from contractual or other legal rights, regardless of whether those rights are transferable or separable from the entity or from other rights and obligations

The Company believes and therefore concluded that the patent portfolio, which meet either of the above noted criteria, is one identifiable technology based intangible asset group.

Under these circumstances, it is the Company’s view that a patent portfolio that (a) has a limited legal life which in turn limits the period of time over which the holder can realize the benefit, and (b) is both (i) currently being used as intended for the development of a product pending approval and (ii) intended to be used in identified future R&D activities and is an R&D asset that has a finite life subject to amortization as opposed to an IPR&D asset that is inseparable from a single R&D project with an unlimited life that would periodically reviewed for potential impairment.

•	Tell us how your accounting treatment complies with ASC 805-50 and ASC 730-10-25-1.

U.S. Securities and Exchange Commission
June 12, 2017

Under ASC 805-50, assets commonly are acquired in exchange transactions that trigger the initial recognition of the assets acquired and any liabilities assumed. If the consideration given in exchange for the assets (or net assets) acquired is in the form of assets surrendered (such as cash), the assets surrendered shall be derecognized at the date of acquisition. If the consideration given is in the form of liabilities incurred or equity interests issued, the liabilities incurred and equity interests issued shall be initially recognized at the date of acquisition.

Asset acquisitions in which the consideration given is cash are measured by the amount of cash paid, which generally includes the transaction costs of the asset acquisition. However, if the consideration given is not in the form of cash (that is, in the form of noncash assets, liabilities incurred, or equity interests issued), measurement is based on either the cost which shall be measured based on the fair value of the consideration given or the fair value of the assets (or net assets) acquired, whichever is more clearly evident and, thus, more reliably measurable.

The Essentialis transaction purchase consideration consisted entirely of common stock of the Company. Consistent with the provisions of ASC 805-50, the Company measured the purchase consideration based on the fair value of the Company common stock on the date of acquisition.

Under ASC 730-10-25-1, research and development costs shall be charged to expense when incurred. As noted in paragraph 730-10-15-4(f), this Topic does not apply to tangible and intangible assets acquired in a business combination or in an asset acquisition where the intangible assets have alternative future use. The Company determined that the intangibles assets acquired had alternative future use as described below, and therefore should not be expensed currently, but capitalized and amortized over their definitive life.

•	Support your conclusion that the intangible asset you have recorded has alternative future use.

Under ASC 730-10-25, intangible assets that are purchased from others for use in research & development activities, in a transaction classified as an asset acquisition, are capitalized only if they have alternative future uses. For an asset to have alternative future use: 1) it is reasonably expected that the acquirer will use the asset in the alternative manner and anticipates economic benefit from that alternative use, and 2) that the use of the asset subsequent to the acquisition date can be used in the alternative manner in the condition in which it existed at the acquisition date.

Whether an acquired intangible asset to be used in R&D activities has an alternative future use depends on specific facts and circumstances. Facts and circumstances that suggest the presence of an alternative future use include when it is reasonably expected that the acquirer will use the intangible asset in its current condition in another currently identifiable R&D project to be

U.S. Securities and Exchange Commission
June 12, 2017

commenced at a future date. An R&D project is considered to have commenced when more than insignificant costs have been incurred.

The intangible asset the Company recorded, consisting of the DCCR Portfolio, has alternative future use as the Company believes with greater than 50% likelihood of using the assets acquired, as those assets existed at the date of the acquisition with no future development, in R&D projects that have not commenced, including treatment for hypothalamic obesity and Smith Magenis syndrome.

8.	Please explain to us your basis for recording contingent consideration at the acquisition date and how this complies with the guidance in ASC 805-10-15-4 and ASC 450-20-25-1.
RESPONSE TO COMMENT 8: The guidance in the Business Combinations Topic ASC 805-10-15-4 does not apply to an acquisition of an asset or a group of assets that does not constitute a business or a nonprofit activity. Accordingly, we did not consider this guidance in our analysis of contingent consideration. The guidance under ASC 450-20-25-1 applies to loss contingencies that would typically be accrued by a charge to income when it probable that a future event will confirm that a loss had been incurred or that an asset has been impaired. Accordingly, we did not apply this guidance in our analysis of contingent consideration because our transaction is not a loss contingency.
The Company has applied the guidance of ASC 805-50-30-2 which states that in an asset acquisition if the consideration given is not in the form of cash (that is, in the form of noncash assets, liabilities incurred, or equity interests issued), measurement is based on either the cost which shall be measured based on the fair value of the consideration given or the fair value of the assets (or net assets) acquired, whichever is more clearly evident and, thus, more reliably measurable.
As outlined in the Merger Agreement, the Company shall pay $10 million following the end of the first calendar quarter in which the cumulative net sales of DCCR equals or exceeds $100 million.
Furthermore, the Company shall pay $20 million following the end of the first calendar quarter in which the cumulative net sales of DCCR equals or exceeds $200 million.
In order to reach the cumulative revenue milestones, the drug indication would need to move from phase II through approval in the Federal Drug Administration approval process. In determining the likelihood of this occurring, our analysis relied on 2016 research published by BIO, Biomedtraker, & Amplion titles “Clinical Development Success Rates 2006-2015.” Based on this research and internal discussions, a 15.3% probability of achieving each milestone was determined to be reasonable. Additionally, the Company anticipated that it will reach $100 million and $200 million in applicable revenue in 2023 and 2025, respectively. The probability

U.S. Securities and Exchange Commission
June 12, 2017

weighted milestone payments were discounted to determine the present value of future payments. The analysis utilized the weighted average cost of capital (“WACC”) discount rate. As a result, the Company recorded a contingent liability of $454,257 for first milestone payment and $635,868 for the second milestone payment.

Please direct any questions regarding the Company’s responses or the Revised Registration Statement to me at (650) 996-4063 or esatusky@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Elton Satusky

Elton Satusky

cc:	David O’Toole, CFO Soleno Therapeutics, Inc.